KWESST MICRO SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months ended December 31, 2022

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

All references in this management's discussion and analysis (the "MD&A") to "KWESST", "we", "us", "our", and the "Company" refer to KWESST Micro Systems Inc. and its subsidiaries as at December 31, 2022. This MD&A has been prepared with an effective date of February 13, 2023.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three months ended December 31, 2022 ("Q1 Fiscal 2023 FS") and the annual audited consolidated financial statements and related notes for the year ended September 30, 2022 ("Fiscal 2022 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to KWESST is available for view on SEDAR at www.sedar.com.

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of stock-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and nonrecurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

GOING CONCERN

As an early-stage company, we have not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. KWESST's Q1 Fiscal 2023 FS have been prepared on the "going concern" basis which presumes that KWESST will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Refer to Note 2(a) of the Q1 Fiscal 2023 FS.

2 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

  our expectations regarding our business, financial condition and results of operations;
  the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;
  our expansion into domestic and international markets;
  our ability to attract customers and clients;
  our marketing and business plans and short-term objectives;
  our ability to obtain and retain the licenses and personnel we require to undertake our business;
  our strategic relationships with third parties;
  our anticipated trends and challenges in the markets in which we operate;
  governance of us as a public company; and
  expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our Annual Report on Form 20-F dated January 27, 2023:

  limited operating history;
  failure to realize growth strategy;
  failure to complete transactions or realize anticipated benefits;
  reliance on key personnel;
  regulatory compliance;
  competition;
  changes in laws, regulations and guidelines;
  demand for our products;
3 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  expansion to other jurisdictions;
  damage to our reputation;
  operating risk and insurance coverage;
  negative operating cash flow;
  management of growth;
  product liability;
  product recalls;
  environmental regulations and risks;
  ownership and protection of intellectual property;
  constraints on marketing products;
  reliance on management;
  fraudulent or illegal activity by our employees, contractors and consultants;
  breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
  government regulations with regards to COVID-19, employee health and safety regulations;
  the duration and impact of COVID-19, and including variants of COVID-19, on our operations;
  regulatory or agency proceedings, investigations and audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  risks related to our foreign private issuer status; and
  risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq").

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

4 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

BUSINESS OVERVIEW

Corporate Information

We are a Canadian corporation incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

As an early commercial-stage technology company, we develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets.  We focus on three niche market segments as follows:

Our core mission is to protect and save lives.

Major Highlights - Quarter ended December 31, 2022 ("Q1 Fiscal 2023")

The following is a summary of the major highlights that occurred during the quarter ended Q1 Fiscal 2023:

  On October 28, 2022, in advance of the Nasdaq listing, we effected a one for seventy (1-for-70) reverse stock split (the "Reverse Split") of our common shares (the "Common Shares") to meet Nasdaq's initial listing requirements.  Accordingly, all shareholders of record at the opening of business on October 28, 2022, received one issued and outstanding common share of KWESST in exchange for seventy outstanding common shares of KWESST.  No fractional shares were issued in connection with the Reverse Split.  All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.  Furthermore, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split.  The restricted share units ("RSUs") and performance stock units ("PSUs") have also been adjusted for the Reverse Split.  While the number of warrants has not changed as a result of the Reverse Split; the conversion rate for each warrant was adjusted from one common share to 0.01428571 common share.  All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.
  On November 2, 2022, we won our first Battlefield Laser Defense Systems ("BLDS") order of USD$330,000 from Nordic Defence & Security AS of Oslo, Norway, a trading and consulting agency offering solutions for the army, navy, air force in addition to other professional users such as the police, fire departments and different security dependent organizations, for the provision of four BLDS to be delivered by May 2, 2023.  These BLDS units are for Norwegian Special Operating Forces ("SOF"). Through this initial order, we are well positioned to supply a higher quantity of BLDS to this customer in calendar year 2024; however, there is no assurance on this timing or that we will receive additional orders for our BLDS from Norwegian SOF.
5 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022
  On December 7, 2022, we completed our cross-border uplisting on the Nasdaq and our Common Shares began trading on the same day, under the stock symbol "KWE" and the U.S. Warrants issued (as defined below) in the U.S. IPO (as defined below) were also listed under the symbol "KWESW" on the same day.
  On December 9, 2022, we closed our U.S. IPO and the Canadian Offering (as defined below) for aggregate gross proceeds of USD$14.1 million, before deducting underwriting and offering costs (see Financial Condition, Liquidity and Capital Resources section for further details).

RESULTS OF OPERATIONS

The following selected financial data has been extracted from Q1 Fiscal 2023 FS.

	Three months ended December 31,		Change
	2022	2021	%
Revenue	$317,333	$17,465	1717%
Cost of sales	(139,584)	(25,479)	448%
Gross profit	177,749	(8,014)	-2318%
Gross margin %	56.0%	-45.9%

Operating Expenses
General and administrative ("G&A")	978,487	1,055,140	-7%
Selling and marketing ("S&M")	454,187	1,346,391	-66%
Research and development ("R&D")	262,829	794,412	-67%
Total operating expenses	1,695,503	3,195,943	-47%

Operating loss	(1,517,754)	(3,203,957)	-53%

Other expenses
Share issuance costs	(1,367,093)	-	N/A
Net finance costs	(543,577)	(47,642)	1041%
Foreign exchange gain (loss)	(130,356)	8,745	-1591%
Change in fair value of warrant liabilities	1,350,423	-	N/A
Total other expenses, net	(690,603)	(38,897)	1675%

Net loss	$(2,208,357)	$(3,242,854)	-32%
EBITDA loss (1)	$(1,578,469)	$(3,123,175)	-49%
Adjusted EBITDA loss(1)	$(1,306,377)	$(2,204,390)	-41%
Loss per share - basic and diluted	$(1.37)	$(4.63)	-70%
Weighted average common shares - basic	1,609,121	700,315	130%

 (1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for "Reconciliation of Non-IFRS Measure".

6 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three months ended December 31,
	2022	2021
Net loss as reported under IFRS	$(2,208,357)	$(3,242,854)
Net finance costs	543,577	47,642
Depreciation and amortization	86,311	72,037
EBITDA loss	(1,578,469)	(3,123,175)
Other adjustments:
Share issuance costs	1,367,093	-
Stock-based compensation	125,066	927,530
Change in fair value of warrant liabilities	(1,350,423)	-
Foreign exchange loss (gain)	130,356	(8,745)
Adjusted EBITDA loss	$(1,306,377)	$(2,204,390)

For Q1 Fiscal 2023, KWESST's net loss was $2.2 million, a decrease of 32% over the comparable prior period. Adjusted EBITDA loss was $1.3 million, a decrease of 41% over the comparable prior period mainly due to higher revenue and lower operating expenses. The adjustments to EBITDA loss for Q1 Fiscal 2023 included share insurance costs relating to warrant liabilities, and the change in fair value of derivative liabilities, all of which are related to the warrants issued in the U.S. IPO and Canadian Offering (see Notes 12 and 13 of the Q1 Fiscal 2023 FS).  Due to the lower volume of stock-based grants in the last 12 months immediately prior to December 31, 2022, compared to same prior period, this has resulted in a material reduction in stock-based compensation expense in the current quarter compared to Q1 Fiscal 2022.

Current Quarter Variance Analysis (Q1 Fiscal 2023 vs. Q1 Fiscal 2022)

Revenue

Total revenue increased by $0.3 million during Q1 Fiscal 2023 compared to same quarter in Fiscal 2022 mainly due to negligible contract delivery in the prior period.  For the current quarter, the non-lethal product line generated $0.1 million of revenue due to the acquisition of Police Ordnance in December 2021.  Additionally, digitization product line generated $0.2 million related to two contracts.

We expect revenue to ramp up during Fiscal 2023 with new anticipated military contracts, coupled with the pending commercial launch of our PARA OPS, scheduled for end of Q2 Fiscal 2023, and full year revenue results from the ARWEN product line.

Gross Profit

Our gross profit was $0.2 million for Q1 Fiscal 2023, or gross margin of 56.0%, compared to a negligible loss in Q1 Fiscal 2022, primarily due to negligible revenue in the same period in Fiscal 2022. We expect continued fluctuation in gross profit / margin during Fiscal 2023 as we ramp up anticipated revenue through the fiscal year.

7 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

Operating Expenses ("OPEX")

Total OPEX were $1.7 million for Q1 Fiscal 2023, a 47% decrease over the comparable prior period. Excluding share-based compensation (non-cash item), total OPEX was $1.6 million compared to $2.3 million, a 31% decrease over the comparable prior year.

  G&A decreased by 7%; however, excluding share-based compensation expense, G&A increased by $0.2 million or 37% primarily due to retention bonus earned by our CFO, higher consulting fees relating to the non-lethal business line particularly for completing the PARA OPS multi-shot device prototype in advance of the Shot Show held in January 2023, and higher D&O insurance costs due to the Nasdaq listing in the current quarter.  These were partially offset by lower professional fees as the professional fees incurred relating to the U.S. IPO and Canadian offering were recognized as part of share offering costs (see below).  In Q1 Fiscal 2022, we incurred professional fees in connection with the initial confidential filing of the Form 20-F Annual Report which we subsequently discontinued in Q3 Fiscal 2022.

  S&M decreased by 66%; however, excluding share-based compensation expense, S&M decreased by $0.6 million or 57% primarily due to lower investor relations and promotional spend, coupled with lower U.S. business development consulting costs in the current quarter.

  R&D decreased by 67%; however, excluding share-based compensation expense, R&D decreased by $0.4 million or 60% primarily due to reallocating most of our engineering resources to deliver on customer contracts during the current quarter.  The related costs are reported as part of cost of sales (for delivered performance obligations to customers) and work-in-progress inventories.

Other expenses, net

Total other expenses increased $0.7 million, for Q1 Fiscal 2023, compared to a negligible amount in Q1 Fiscal 2022.  This increase was driven mainly by:

  $0.5 million increase in net finance costs is primarily due to the recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering during the quarter;

  $0.1 million increase in foreign exchange loss due to appreciation in the U.S. currency during the current quarter; and

  $1.4 million in Share Offering Costs relating to the U.S. IPO and Canadian Offering.  Under IFRS, we are required to allocate proportionately the $4.2 million total underwriting and share offering costs (collectively "Share Offering Costs") between equity and warrant liabilities resulting from the U.S. IPO and Canadian offering.  The portion of the Share Offering Costs allocated to warrant liabilities were expensed.

The above increase in other expenses were partially offset by a $1.4 million favorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at December 31, 2022, driven by a decrease in the underlying common share price on the last trading day prior to December 31, 2022.  Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired.

8 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

SUMMARY OF QUARTERLY RESULTS

The following tables summarize selected results for the eight most recent completed quarters to December 31, 2022 (unaudited).

	2023	2022				2021
($ in thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	317	255	282	166	17	160	522	448
Net loss	(2,208)	(2,345)	(2,600)	(2,290)	(2,290)	(2,884)	(2,628)	(2,277)

Note: due to preparing the table in thousands, there may be rounding differences.

Quarterly Results Trend Analysis

There is no material change to our quarterly results trend from our disclosure in our annual MD&A dated January 27, 2023, except that we expect further volatility with our quarterly revenue during Fiscal 2023 due to the launch of PARA OPS products and anticipated new military contracts. Additionally, we expect further volatility with our quarterly net loss due to the remeasurement of warrant liabilities at each reporting period, with the change in fair value recorded through P&L.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	December 31,	September 30,
	2022	2022
Assets
Current	$9,839,473	$1,516,393
Non-current	6,265,307	5,807,070
Total assets	$16,104,780	$7,323,463

Liabilities
Current	$6,789,212	$6,925,880
Non-current	1,346,977	1,400,474
Total liabilities	8,136,189	8,326,354

Net assets	$7,968,591	$(1,002,891)

Working capital (1)	$3,050,261	$(5,409,487)

(1) Working capital is calculated as current assets less current liabilities.

Our working capital was $3.1 million at December 31, 2022, an increase of $8.5 million from September 30, 2022. The increase was primarily due to net proceeds from the U.S. IPO and Canadian Offering, offset partially by repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities, and net operating loss for Q1 Fiscal 2023.  Current liabilities include warrant liabilities, a non-cash liability item (see Note 12 of Q1 Fiscal 2023). Excluding warrant liabilities, working capital would be $7.5 million. These warrant liabilities will be extinguished when the warrants are exercised or expired.  If exercised, the proceeds will provide us with additional capital to fund our future working capital requirements.  There is no assurance that any warrants will be exercised.

9 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

Total assets increased by $8.8 million from September 30, 2022, mainly due to $8.3 million increase in currents assets for the same reason noted above for the increase in working capital.

Total liabilities decreased by $0.2 million from September 30, 2022, to $8.1 million at December 31, 2022, mainly due to a reduction in current liabilities. While we have significantly paid the outstanding accounts payable and fully repaid all outstanding loans during the current quarter, these were offset by the recognition of warrant liabilities at fair value as noted above.  As at December 31, 2022, we had $4.4 million of warrant liabilities.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

At December 31, 2022, our cash position was $6.8 million, an increase of $6.6 million since September 30, 2022 primarily due to net proceeds from the U.S. IPO and Canadian Offering, offset partially by repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities, and net operating loss for Q1 Fiscal 2023.

On December 9, 2022, we closed both the U.S. IPO and Canadian Offering pursuant to which we received aggregate gross proceeds of USD$14.1 million (or CAD$19.2 million), before underwriting and offering costs (see below, Capital Resources, for further details including our expected use of proceeds). With the remaining cash position at December 31, 2023 and collections of receivables, we believe we have sufficient liquidity and capital to timely fund our working capital and contractual obligations, over the next twelve months. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance.  There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings.  In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system commercialization efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations (see Risk Factors). In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Three months ended December 31,
	2022	2021
Total cash provided by (used in):
Operating activities	$(6,578,760)	$(1,864,760)
Investing activities	(550,611)	(68,960)
Financing activities	13,734,316	(20,401)
Net cash outflows	$6,604,945	$(1,954,121)
Cash, beginning of period	170,545	2,688,105
Cash, end of period	$6,775,490	$733,984

10 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

Cash used by operating activities

Cash flow used in operating activities increased by $4.7 million to $6.6 million for Q1 Fiscal 2023 compared to Q1 Fiscal 2022 primarily due to payments on overdue payables as well as unpaid voluntary deferred wages, consulting fees, and bonuses until we closed the U.S. IPO and Canadian Offering, coupled with significant prepaid expenses during the current quarter.  Prepaid expenses increased by $1.8 million mainly due to the renewal of D&O and commercial insurance coverage, royalties relating to future Phantom sales, capital market advisory services, and retention bonus for our head of PARA OPS (refundable in the event he voluntarily terminates prior to a specified date as set by us).

Cash used by investing activities

Cash flow used in investing activities was $0.6 million in Q1 Fiscal 2023 compared to $69 thousand in Q1 Fiscal 2022 mainly due to additional investment in the product development of our PARA OPS, coupled with additional low-rate initial production equipment for PARA OPS.

In Q1 Fiscal 2022, we benefited from $0.2 million cash from Police Ordnance following its acquisition.

Cash provided by financing activities

Cash flow provided by financing activities was $13.7 million in Q1 Fiscal 2023 compared to a negligible amount for Q1 Fiscal 2022 primarily due to net proceeds generated from the U.S. IPO and Canadian Offering, partially offset by repayment of all outstanding borrowings during the current quarter.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Our senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new common shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been from borrowings, security offerings, exercise of stock options and warrants, and, to a lesser extent, pre-commercial revenue.  The following is a breakdown of our capital:

	December 31,	September 30,
	2022	2022
Debt:
Lease obligations	$258,974	$275,621
Borrowings	-	2,278,774
Warrant liabilities	4,433,933	-

Equity:
Share capital	30,658,300	19,496,640
Warrants	2,089,388	1,959,796
Contributed surplus	3,421,935	3,551,330
Accumulated other comprehensive loss	(83,436)	(101,418)
Accumulated deficit	(28,117,596)	(25,909,239)
Total capital	$12,661,498	$1,551,504

During Q1 Fiscal 2023, we fully repaid all outstanding loans following the closing of the U.S. IPO and Canadian Offering.

11 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

Contractual Obligations and Commitments

At December 31, 2022, our contractual obligations and commitments were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years
Minimum royalty commitments	$2,500,000	$150,000	$350,000	$2,000,000
Accounts payable and accrued liabilities	1,861,657	1,861,657	-	-
Lease obligations	304,200	93,600	210,600	-
Short-term rental obligations	28,757	28,757	-	-
Total contractual obligations	$4,694,614	$2,134,014	$560,600	$2,000,000

Shares Outstanding

At December 31, 2022, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at December 31, 2022:

	December 31, 2022(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	4,066,977
Founders' warrants	106,000	$14.00	$1,484,000
Broker warrants	643	$139.97	$90,000
Warrants	79,495	$108.31	$8,610,150
Pre-funded warrants	199,000	$0.01	$2,695
Warrant liabilities	3,282,533	$6.77	$22,229,313
Over-allotment warrants	375,000	$6.77	$2,539,500
U.S. Underwriter warrants	134,950	$6.99	$943,583
Stock options	57,763	$78.63	$4,541,905
Restricted stock units (RSUs)	13,686	$-	$-
Agents' compensation options:
Common shares	51,685	$6.94	$358,757
Warrants	52,812	$11.04	$582,830
Total common shares and dilutive securities	8,420,544		$41,382,733

(1) Represents the number of shares to be issued upon exercise.

U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering"). In the U.S. IPO, we sold 2.5 million units at a public offering price of US$4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of US$5.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 warrants to purchase Common Shares. All these warrants will expire on December 8, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one Common Share and one warrant to purchase one Common Share, at a price to the public of US$4.13 per unit. The warrants will have a per Common Share exercise price of US$5.00, are exercisable immediately and expire five years from the date of issuance.

12 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of US$14.1 million (CAD $19.4 million).  After underwriting discounts and offering expenses, the net proceeds were US$11.0 million (CAD $15.0 million).  See Note 13 of Q1 Fiscal 2023 FS for further details.

For the estimated use of proceeds from the U.S. IPO and Canadian Offering, refer to our annual MD&A for Fiscal 2022 dated January 27, 2023.

Shares for Debt Settlement

On December 13, 2022, we issued 56,141 Units to settle $12,000 of the March 2022 loans and USD$223,321 of the August 2022 loans, including unpaid accrued interest and 10% premium at maturity.  See Note 13(a) of Q1 Fiscal 2023 for further details.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Refer to Note 9 of Q1 Fiscal 2023 FS for disclosure about KWESST's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 17 of the Q1 Fiscal 2023 FS for further disclosure our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2(f) of the Fiscal 2022 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At December 31, 2022, KWESST's authorized capital consists of an unlimited number of common shares with no stated par value. There were 4,066,977 outstanding and issued common shares as at December 31, 2022.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS accounting principles.

13 | Page

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2022

However, for the first interim period following our U.S. IPO, we are not required to provide representations in this interim filing relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument 52-109 ("NI 52-109"), and as such, we have not completed such an evaluation. Investors should be aware that inherent limitations on the ability of the certifying officers of a venture issuer to design and implement, on a cost-effective basis, DC&P and ICFR as defined in NI 52-109, may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation. As a result of the listing of our common shares on Nasdaq as of December 6, 2022, KWESST is no longer a "venture issuer" and the above exemption will no longer apply for future interim reporting period filings.

14 | Page